1801 Elmwood Avenue, Buffalo, NY 14207-2496

                                                Phone 716.873.0640 · Fax 716.447.9201

June 30, 2006

Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C., 20549

RE:

Mod-Pac Corp

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 29, 2006

Form 10-Q for the Fiscal Quarter Ended April 1, 2006

Filed May 15, 2006

File No. 000-50063

Dear Mr. Skinner:

I received a letter from the Securities and Exchange Commission (SEC) dated June 21, 2006 regarding your review of MOD-PAC CORP.’s (MOD-PAC) above referenced filings.   Included in the letter were four comments related to MOD-PAC’s compliance with applicable disclosure requirements.  Please see below for MOD-PAC’s response to each of these comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2.  Significant Accounting Policies

Earnings Per Share, page 23

Comment #1

It appears that you have excluded the Class B stock outstanding when calculating your earnings per share.  Please explain your basis for excluding these shares from your calculation.  As part of your response, please refer to the authoritative literature you relied upon in determining your accounting.

Response #1

MOD-PAC has included the Class B stock outstanding in the earnings per share calculation.  As of December 31, 2005, MOD-PAC had 3,432,847 shares outstanding, which consisted of 2,714,879 shares of Common Stock and 717,968 shares of Class B stock.  These amounts are net of treasury stock consisting of 625,698 shares of Common Stock at December 31, 2005.

Note 5.  Transactions with VistaPrint Limited, page 27

Comment #2

We note that in the fourth quarter of 2005 you recognized the remaining portion of the VistaPrint buyout fee.  Please explain how you determined that it was no longer likely that you would have sales to VistaPrint.   Also, please tell us whether you have any contractual obligation to provide future products or services.

Response #2

On July 2004, VistaPrint entered into an agreement with MOD-PAC to terminate the existing supply agreement with MOD-PAC and entered into a new supply agreement with MOD-PAC.  The new supply agreement provided that MOD-PAC would be the exclusive provider for a one-year period at fixed agreed-upon pricing.  The agreement provides the formula for product prices for an additional twenty-four month period without an exclusive arrangement for that time period.  Under terms of the termination agreement, VistaPrint paid MOD-PAC $22 million as a contract termination fee on the Termination Effective Date, which was August 30, 2004.   Since the new supply agreement provided the business terms for the three year period, it was determined that the $22 million payment under the termination agreement should be recorded as deferred revenue and amortized straight-line to income over 36 months (the 12 month exclusive period plus the additional 24 months referenced in the termination agreement). VistaPrint, however, was not obligated to purchase printed products from MOD-PAC under this agreement.

In August 2005, VistaPrint notified MOD-PAC that they would attempt to produce all of their printing needs for North America from its own facility in Canada.  At that time, MOD-PAC believed that VistaPrint would need to provide orders to MOD-PAC during their busy peaks that include the months of November and December.   MOD-PAC also thought that VistaPrint would need MOD-PAC to support their continued growth.  As a result, MOD-PAC did not believe that it was appropriate to record the remainder of the unamortized fee as revenue in the third quarter of 2005 as MOD-PAC had pricing negotiated for orders from VistaPrint.

VistaPrint has not placed an order with MOD-PAC since August 2005, and stated that they do not expect to place future orders.   Even though MOD-PAC has a contractual obligation until August 30, 2007 to provide products or services to VistaPrint at VistaPrint’s discretion, the management of MOD-PAC does not expect any future orders from VistaPrint.   Based on the fact that VistaPrint was able to produce all of its own orders during its busy time, it is reasonable to conclude that there will be no future orders.   Since this conclusion was reached in the 4th quarter of 2005, MOD-PAC determined that it was necessary to record the remainder of the unamortized fee as revenue in the fourth quarter of 2005.

Other

Comment#3

We note that you have not provided any disclosures regarding the segments.  Please tell us how you have considered the disclosures required by paragraphs 25-39 of SFAS 131.

Response #3

MOD-PAC has only one reportable segment, which is “print products.”  It does not produce separate, discrete financial information for any of its product lines that is used by the Chief Operating decision maker or management to evaluate how to allocate resources and assess performance.  We have one primary operating facility, but the equipment can be used interchangeably to produce many of our products.    Our secondary facility (physically located in the same geographic area as our primary facility) is specific to further customization of certain products purchased from third parties or produced at our primary facility.

Regarding the disclosure requirements of paragraph 37 of SFAS 131, MOD-PAC has historically provided information regarding revenues for its custom folding cartons and full color print-on-demand in Management’s Discussion and Analysis.  In future filings, MOD-PAC will also disclose this information in a note to the financial statements.

Form 10-Q for the Fiscal Quarter Ended April 1, 2006

Note 2.  Stock-Based Compensation, page 6

Comment #4

We note that you have adopted SFAS 123R as of January 1, 2006.  Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107.  In this regard, it does not appear that you have provided all of the disclosures required by paragraphs 64,65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted.

Response #4

Paragraph 64 of SFAS 123R refers to paragraph A240 and A241 for minimum information needed to be disclosed to achieve the objectives of FAS123R.   See below for the minimum disclosure requirements per paragraph A240 of SFAS 123R.

Paragraph 65 of SFAS 123(R) is not applicable because MOD-PAC does not receive goods or services other than employee services in share-based payment transactions and does not have multiple share-based employment arrangements with employees.

Paragraph 84 of SFAS123(R) states that in the period the Statement is adopted, an entity shall disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income from income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share.  MOD-PAC will add these disclosures in future filings beginning with its Form 10-Q for the quarter ended July 1, 2006.

Paragraph A240 Discussion

A240a – A description of the share-based payment arrangement, including the general terms of awards under the arrangement, such as the requisite service period and any other substantive conditions (including those related to vesting), the maximum contractual term of equity share options, and the number of shares authorized for awards of equity share options.  An entity shall disclose the method it used for measuring compensation cost from share-based arrangements with employees.

MOD-PAC has complied with these disclosure requirements.

A240b – For the most recent year for which an income statement is provided:

(1) The number and weighted-average exercise prices for each of the following groups of share options: (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.

MOD-PAC has complied with these disclosure requirements.

(2) The number and weighted-average grant-date fair value of equity instruments not specified in paragraph A240(b)(1), for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted (d) vested, or (e) forfeited during the year.

This disclosure requirement is not applicable to MOD-PAC as it does not have any equity instruments not specified in paragraph A240b(1).

A240c – For each year for which an income statement is provided:

(1) The weighted-average grant date fair value of equity options granted during the year.

MOD-PAC has complied with this disclosure requirement.

(2) The total intrinsic value of options exercised, share-based liabilities paid, and the total fair value of shares vested during the year.

MOD-PAC will add this disclosure in future filings beginning with its Form 10-Q for the quarter ended July 1, 2006.

A240d – For fully vested share options and share options expected to vest at the date of the latest statement of financial position:

(1)

The number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options outstanding.

MOD-PAC has disclosed the number, weighted-average exercise price and weighted average remaining contractual term of options outstanding.

MOD-PAC will add the aggregate intrinsic value disclosure in future filings beginning with its Form 10-Q for the quarter ended July 1, 2006.

(2)

The number, weighted-average exercise price, aggregate intrinsic value, and    weighted-average remaining contractual term of options currently exercisable.

MOD-PAC has disclosed the number and weighted average exercise price of options currently exercisable.  MOD-PAC will add the aggregate intrinsic value and the weighted-average remaining contractual term of options currently exercisable disclosure in future filings beginning with its Form 10-Q for the quarter ended July 1, 2006.

A240e – For each year for which an income statement is presented:

(1)

A description of the method used to estimate the fair value of awards under share-based payment arrangements.

MOD-PAC has complied with this disclosure requirement.

(2)

A description of the significant assumptions used during the year to estimate the fair value of share-based compensation awards, including:

(a)

Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value of the instrument.

MOD-PAC has complied with this disclosure requirement.

(b) Expected volatility of the entity’s shares and the method used to estimate it.

MOD-PAC has complied with this disclosure requirement.

(c) Expected dividends

MOD-PAC has complied with this disclosure requirement.

(d) Risk-free rate

       MOD-PAC has complied with this disclosure requirement.

(e) Discount for post-vesting restrictions and the method for estimating it.

This is not applicable to MOD-PAC because the stock options that have been granted have no post-vesting restrictions for which discounting would be necessary.

(f) An entity that grants equity instruments under multiple share-based payment arrangements with employees shall provide the information specified in paragraphs A240 (a)-(e) separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation.

This is not applicable to MOD-PAC because the only difference between the Stock Option Plan and the Directors Stock Option Plan are the vesting schedules, which are five years and six months, respectively.

(g) For each year for which an income statement is presented:

(1) The total compensation cost for share-based payments arrangements (a) recognized in income as well as the total recognized tax benefit related thererto and (b) the total compensation cost capitalized as part of the cost of the asset.

MOD-PAC has complied with this disclosure requirement.

(2) A description of the significant modifications, including the terms of the modifications, the number of employees affected, and the total incremental compensation cost resulting from the modifications.

This is not applicable to MOD-PAC because no modifications have been made to existing option grants.

(h) As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

MOD-PAC will add this disclosure in future filings beginning with its Form 10-Q for the quarter ended July 1, 2006.

(i)

If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period.

MOD-PAC has complied with these disclosure requirements.

(j)

If not separately disclosed elsewhere, the amount of cash used to settle equity instruments under share-based payment arrangements.

This is not applicable to MOD-PAC as we do not have any equity instruments besides options and do not use cash to settle options.

(k)

A description of the entity’s policy, if any, for issuing shares upon option exercise, including the source of those shares.

MOD-PAC will add this disclosure in future filing beginning with its Form 10-Q for the quarter ended July 1, 2006.

In addition, MOD-PAC acknowledges that:

•

MOD-PAC is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

MOD-PAC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your review and comments.  If you have any questions, or would like clarifications on any of the responses, please fell free to contact me at (716) 566-9217 or Dan Geary, Corporate Controller, at (716) 898-8435.

Sincerely,

/s/ David B. Lupp

David B. Lupp

MOD-PAC CORP.

Chief Financial Officer